The Case for Boardroom Change at LifeVantage

Prepared by the Radoff-Sudbury Group

October 2023

Legal Disclaimer

The materials contained herein (the "Materials") represent the opinions of Bradley L. Radoff, Sudbury Capital Fund, LP and the other participants named in the proxy solicitation (collectively, the "Radoff-Sudbury Group," "we" or our "Group") and are based on publicly available information with respect to LifeVantage Corporation (the "Company" or "LifeVantage"). The Radoff-Sudbury Group recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with the Radoff-Sudbury Group's conclusions. The Radoff-Sudbury Group reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. The Radoff-Sudbury Group disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by the Radoff-Sudbury Group herein are based on assumptions that the Radoff-Sudbury Group believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Certain members of the Radoff-Sudbury Group currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of the Radoff-Sudbury Group from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that the Radoff-Sudbury Group discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and the Radoff-Sudbury Group expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Radoff-Sudbury Group. Although the Radoff-Sudbury Group believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. The Radoff-Sudbury Group will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, the Radoff-Sudbury Group has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

Table of Contents

Executive Summary

Why We're Asking Stockholders to Support Our Three, Independent Director Candidates

As long-term, significant stockholders of LifeVantage, our Group believes the Company is a fundamentally sound business that has been mismanaged by directors lacking direct selling, wellness industry, capital allocation and public company board experience.

LifeVantage stockholders have suffered long-term underperformance due to apparent lapses in judgment and poor decisions made under long-tenured directors Darwin Lewis, Michael Beindorff and Chairman Garry Mauro, who has served on the Board of Directors (the "Board") for 15 years.

We have nominated three director candidates with sorely needed ownership perspectives and extensive direct selling industry experience to help strengthen LifeVantage's alignment with stockholders and enact much-needed change in the boardroom.

About Our Group

The Radoff-Sudbury Group collectively owns ~12.8% of LifeVantage's outstanding stock and are long-term investors in the Company. Our Group has attempted to engage privately with the Board and management on several occasions concerning ways to improve stockholder value.

Bradley L. Radoff

- Mr. Radoff has a successful track record engaging with management and boards to deliver improved governance and enhanced value for stockholders. Recent examples include:
  - ✓ Reaching an agreement to enhance board diversity at TETRA Technologies, Inc. (NYSE: TTI).
  - ✓ Adding a director to the board of Newpark Resources, Inc. (NYSE: NR), delivering 87% in total stockholder returns ("TSR").
  - ✓ Advocating for the sale of Trecora Resources (NYSE: TREC) at a 30% premium.
- Additional examples of Mr. Radoff's value-enhancing service include:
  - ✓ 239% in TSR while serving as a director at VAALCO Energy, Inc. (NYSE: EGY).
  - ✓ 720% in TSR while serving as a director at Support.com, Inc. (NASDAQ: SPRT).

Significant LifeVantage stockholder since May 2022

Sudbury Capital Fund, LP

- Sudbury Capital is a value-oriented investment firm founded and managed by Dayton Judd, who is a successful investor with significant experience investing in public and private direct selling companies.
- Mr. Judd's C-suite experience and public company board service have delivered significant value for stockholders.
- Recent examples of Mr. Judd's value-enhancing service include:
  - ✓ 1,951% in TSR while serving as the CEO and director of FitLife Brands Inc. (NASDAQ: FTLF).
  - ✓ 53% in TSR while serving as a director at Optex Systems Holdings Inc. (NASDAQ: OPXS).
  - ✓ 173% in TSR while serving as a director at RLJ Entertainment, Inc. (NASDAQ: RLJE).

Significant LifeVantage stockholder since June 2021

Source: Bloomberg. EGY TSR calculated from June 25, 2020-January 28, 2022; SPRT TSR calculated from June 28, 2016-September 9, 2021; NR TSR calculated from February 18, 2022 -October 6, 2023; FTLF TSR calculated from February 18, 2018-October 6, 2023; OPXS TSR calculated from October 25, 2022-October 6, 2023; RLJE TSR calculated from May 15, 2015-October 31, 2018.

About LifeVantage

We believe LifeVantage's health products, sales model and growth strategy have the potential to create significant value over the long-term if new, experienced directors are added to the boardroom.

Business Summary and Product Overview

- LifeVantage uses a direct selling model to offer premium-quality supplements, energy and skincare products through a network of independent consultants around the globe.
- The Company provides products across three "Activation Paths":


Optimize Health
Achieve More
Look Radiant
PROTANDIM
AXIO

LifeVantage Corporate Snapshot (NASDAQ: LFVN)

- **Headquarters**: Lehi, Utah
- **Founded**: 1988
- **Employees**: 248
- **Share Price**: $6.49[1]
- **Market Capitalization**: ~$82.4 million[1]
- **Enterprise Value**: $61.3 million
- **2023 Revenue:** $213.4 million

Network Marketing Business Model

- The Company has stated that the success and growth of its business is primarily based on the effectiveness of:
  1. Its independent consultants' ability to attract customers;
  2. Its independent consultants' ability to sell its products; and
  3. The Company's ability to attract new and retain existing independent consultants.

10-Year TSR During Garry Mauro's Tenure[2]


$20
$15
$10
$5
$0
$15.86
-70% TSR
$4.76
8/9/2013
5/17/2014
2/22/2015
11/30/2015
9/6/2016
6/14/2017
3/22/2018
12/28/2018
10/5/2019
7/12/2020
4/19/2021
1/25/2022
11/2/2022
8/10/2023

Source: Company 10-K dated August 28, 2023, October 2023 Investor Presentation and Bloomberg.
1. Reflects share price at market close as of October 6, 2023.
2. TSR calculated as of market close on August 10, 2023, the last day prior to the public announcement of the nomination of the Radoff-Sudbury Nominees.

Timeline of Our Efforts to Engage with LifeVantage

2022

June 20
Mr. Judd met with Mr. Fife at the Company's HQ and raised concerns about the Company's corporate governance, capital allocation and operating performance.

August 31
Mr. Judd met Messrs. Fife and Mauro to discuss concerns about the Company and request to join the Board. Mr. Mauro suggested that Mr. Judd meet with Mr. Greer.

September 6
Sudbury filed a Schedule 13D with the SEC.

September 29
Mr. Judd met with Mr. Greer to discuss his background and qualifications as well as concerns regarding the Company's corporate governance.

December 7
Mr. Fife informed Mr. Judd that the Company had no intention of refreshing the Board but invited Mr. Judd to attend the next Board meeting, which Mr. Judd accepted.

2023

January 10
Mr. Fife withdrew his offer for Mr. Judd to attend and present to the Board at its next meeting. Instead, Mr. Fife offered that Mr. Judd could prepare a memo or slide deck that Mr. Fife would share with the Board.

May 15
Mr. Radoff filed a Schedule 13D with the SEC.

May 25
Mr. Radoff had a call with Messrs. Fife and Mauro to discuss the 13D and Mr. Radoff's views on the Company.

July 17
Mr. Radoff had another call with Mr. Fife to further discuss the Radoff 13D and Mr. Radoff's views on the Company.

August 9
Messrs. Radoff, Sudbury and the Radoff-Sudbury Nominees entered into a Joint Filing and Solicitation Agreement. Mr. Radoff delivered a Nomination Notice to the Company nominating the Radoff-Sudbury Nominees at the Annual Meeting.

August 11
Mr. Radoff received an email from Mr. Fife expressing disappointment at the Nomination Notice and asked what specific requests and concerns Mr. Radoff had regarding the Company.

August 15
The Company delivered a letter to Mr. Radoff alleging certain frivolous deficiencies in the Nomination Notice and requested further immaterial information.

August 21
The Company recklessly sent a letter to Mr. Lohner's employer alleging certain failures by Mr. Lohner to comply with company policies with respect to his nomination.

August 24
Mr. Judd responded to Mr. Fife's email expressing that they did not believe the Company was interested in engaging in good faith. Mr. Judd confirmed that the Nominees would complete the D&O Questionnaires and indicated a willingness for Messrs. Judd and Radoff to meet.

August 31
The Company adopted the Poison Pill, which has a low primary trigger of 12%.

Sept. 4
Mr. Judd had a call with Mr. Fife to discuss the Group's ongoing concerns.

September 8
The Company filed its preliminary proxy statement with the SEC the **<u>SAME DAY</u>** as settlement discussions were taking place.

September 8
During meeting with the Company to discuss a potential settlement, Group confirmed it would be open to reaching a constructive agreement to avoid a proxy contest.

Sept. 12
The Group's counsel had a call with the Company's counsel and conveyed the Group's view that any resolution must include the departures of long-tenured directors Messrs. Beindorff and Mauro.

September 15
The Group filed its preliminary proxy statement with the SEC.

September 17
Mr. Greer emailed Mr. Radoff a potential <u>settlement framework that did not provide for any material changes to the composition of the Board prior to the Company's 2027 Annual Meeting</u>.

September 19
Mr. Radoff responded to Mr. Greer that a proposal must include the departures of long-tenured directors and explained the Group did not believe engaging in settlement discussions would be fruitful otherwise.

September 20
The Group and Company's counsel met to discuss the Company's proposed settlement framework and reiterated the Group's view that any resolution must include the departures of long-tenured directors.

September 20
Mr. Greer asked Mr. Radoff for feedback on the proposed settlement framework. Mr. Judd responded that the Group will not enter into an agreement that keeps long-tenured directors Messrs. Beindorff and Mauro on the Board.

September 22
The Company filed its definitive proxy statement setting the Record Date as September 27, 2023. The Group believes that the Company failed to provide sufficient advance notice of the Record Date in accordance with applicable SEC rules.

September 25
The Group filed its definitive proxy statement with the SEC.

Note: Full timeline can be found in the Radoff-Sudbury Group definitive proxy statement filed with the SEC.

Significant Value Destruction Over the Last Decade Under Mr. Mauro's Leadership

Certain over-tenured directors appear more concerned about maintaining their positions and the status quo than addressing LifeVantage's long-term underperformance.

LifeVantage's 10-Year Stock Performance Chart



$16
$14
$12
$10
$8
$6
$4
$2
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
Preliminary Results of Self Tender Offer Announced
October 28, 2013
-25%
Poor Q2 2015 Results Announced
February 4, 2015
-21%
Company Receives Non-Compliance Letter from NASDAQ
September 30, 2016
-13%
Board Supposedly Begins Laying Groundwork for "Transformation Plan"
January 2020
LifeVantage Expands in Asia, Launching Operations in Taiwan
June 26, 2018
Steve Fife Appointed CEO
February 2, 2021
Sudbury Capital Files 13D
September 6, 2022
LifeVantage Announces "Transformation Plan"
January 19, 2023
+5%
Group Files Definitive Proxy
September 25, 2023
Mr. Radoff Files 13D
May 15, 2023
+17%

Source: Bloomberg. Company press releases.
Stock price calculated from the following dates (ordered left to right): October 25, 2013-November 22, 2013; February 3, 2015-March 3, 2015; September 29, 2016-October 28, 2016; January 18, 2023-February 17, 2023; May 12, 2023-June 9, 2023.

Recent and Long-Term Performance Trends are Alarming

We believe LifeVantage has significant growth potential but has been mismanaged by a Board lacking direct selling, wellness industry, capital allocation and governance experience.

-70%
Total Stockholder Return[1]

-75%
Decrease in EPS Over 3 Years

$10M
EBITDA Guidance Miss in 2022

-14.3%
Decline in Total Consultants in 2023

-4.3%
Decline in Total Active Customers in 2023

-8.3%
Decline in Total Active Accounts in 2023

In our view, the Board does not deserve stockholder support for delivering persistently poor performance.

Source: Bloomberg. Company filings.
1. 10-year TSR calculated as of market close on August 10, 2023, the last day prior to the public announcement of the nomination of the Radoff-Sudbury Nominees.

Anti-Stockholder Actions Perpetuated by an Entrenched, Over-Tenured Board

We believe LifeVantage is in need of stockholder-designated directors following years of negative performance and worst-in-class governance under Chairman Garry Mauro and the current Board:

- Adopted "Poison Pill" with Low 12% Trigger
- Repeated Violations of SEC Rules
- Demonstrated Lack of Urgency in Responding to Stockholders
- Alleged Frivolous Nomination Deficiencies & Attempted to Intimidate Nominee
- Maintained Audit Committee with No Audit Experience
- Refused to Transition Long-Tenured Directors off the Board

The Board’s Attempts to Mislead Stockholders Ring Hollow

MYTH	THE REALITY
× *“…[the Company’s] new strategy has begun to yield tangible performance improvements. We have delivered returns for our stockholders of 84% since we announced our new strategy in January 2023. Last quarter, we grew revenue by 6% and increased Adjusted EBITDA by 179% year-over-year.”*	✓ In our view, the Board does not deserve stockholder support for taking one step forward after 10 value-destructive steps back. The reality is that the LifeVantage Board under Chairman Mr. Mauro has overseen a decline in TSR of 70% over the past decade.[1] ✓ Despite initiating a so-called “transformation plan” three years ago, the Company reported a 73% year-over-year decline and 17% year-over-year decline in EPS in 2022 and 2023, respectively.
× *“The simultaneous loss of every member of the Audit Committee would be particularly disruptive to any business, especially one like ours in the middle of an ongoing transformation.”*	✓ Messrs. Beindorff, Lewis and Mauro do not possess audit, financial or capital allocation experience, and have overseen poor capital allocation decisions, including the $30 million Major League Soccer deal, an irresponsible, 11-year $17 million office lease and questionable related party transactions. ✓ We have nominated a slate of individuals – which includes two audit chairs – with extensive financial and investment expertise to address these gaps in the boardroom.
× *“…we know exactly what Messrs. Beindorff, Lewis and Mauro contribute to the Board: vital insights, relevant experience, independent oversight and a dedication to serving stockholder interests.”*	✓ Messrs. Beindorff, Lewis and Mauro have also perpetuated worst-in-class corporate governance by taking anti-stockholder actions, including the adoption of a Poison Pill with a low 12% primary trigger. ✓ Additionally, the LifeVantage Board has shown an apparent disregard for securities law through repeated violations of SEC rules, which has created an uneven playing field in this proxy contest to the detriment of stockholders.
× *“LifeVantage executives and Board members sought proactive and constructive engagement with the Radoff-Sudbury Group…”*	✓ The Radoff-Sudbury Group made numerous good faith attempts to work constructively with the LifeVantage Board and avoid a proxy contest. ✓ Our Group was met with resistance from the Board, who refused to consider our nominees, and who took various anti-stockholder actions in response to our concerns.

Source: Company filings and press releases.

1. Calculated as of market close on August 10, 2023, the last day prior to the public announcement of the nomination of the Radoff-Sudbury Nominees.

The Path Forward: Electing Experienced, Stockholder Representatives to the LifeVantage Board

Our director candidates would bring additive experience and stockholder perspectives to the Board, which we believe would help end the decade of value destruction at LifeVantage.



Dayton Judd

- ✓ Meaningful LifeVantage stockholder
- ✓ Public company financial expert
- ✓ Consumer wellness product experience
- ✓ Audit chair experience
- ✓ Experienced public company board member
- ✓ Delivered 1,951% in TSR while CEO of FitLife Brands



Michael Lohner

- ✓ Significant direct selling expertise
- ✓ Corporate finance and capital allocation expertise
- ✓ C-suite executive
- ✓ Experienced public company board member
- ✓ Track record of value creation
- ✓ Experienced investor



Bradley L. Radoff

- ✓ Meaningful LifeVantage stockholder
- ✓ Audit chair experience
- ✓ Experienced public company board member
- ✓ Consumer goods industry experience
- ✓ Private and public engagements have delivered sizable returns for stockholders
- ✓ Delivered 239% in TSR while director at VAALCO Energy

Our highly qualified director candidates were selected to represent a minority slate that will address experience gaps and enact much-needed change in the boardroom.

Source: Bloomberg. FTLF TSR calculated from February 18, 2018-October 6, 2023; EGY TSR calculated from June 25, 2020-January 28, 2022.

Our Vision to Improve LifeVantage

Our director candidates are committed to acting in stockholders' best interests and working diligently to improve LiveVantage's governance and financial performance, by taking actions that include:

- Encouraging our fellow directors to purchase stock on the open market
- Committing to better capital allocation practices, including returning capital to stockholders through share repurchases and dividends
- Encouraging meaningful engagement with *all* stockholders
- Holding management accountable to meet 10-12% EBITDA margin target
- Encouraging the repeal of certain anti-stockholder actions, including the Poison Pill
- Refocusing LifeVantage on retaining and attracting consultants and customers to improve sales
- Overseeing a viable strategic expansion in high growth markets
- Reassessing equity compensation practices to ensure sustainability and alignment with stockholders

Why We’re Here:
The Case for Boardroom Change

LifeVantage Stockholders Have Suffered Significant Financial Losses

While Mr. Mauro served as Chairman over the last decade, stockholders have watched the value of their investment decline more than 70%.



1-Year
3-Year
5-Year
10-Year
170%
120%
70%
20%
-30%
-80%
-130%
27%
3%
2%
-1%
30%
12%
26%
-61%
65%
80%
22%
-54%
141%
122%
109%
-70%
LifeVantage
S&P 500 Consumer Staples
S&P 500 Household & Personal Products
Russell 2000

A single dollar invested in LifeVantage three years ago at the start of the Company's purported "transformation" is worth approximately 39 cents today.

Source: Bloomberg. Calculated as of market close on August 10, 2023, the last day prior to the public announcement of the nomination of the Radoff-Sudbury Group's nominees.

Mr. Mauro's Decade-Long, Value Destructive Tenure as Chair

It has become clear to us that the over-tenured directors are more concerned about maintaining their positions and the status quo than addressing the Company's long-term underperformance.

LifeVantage's 10-Year Stock Performance Chart



Preliminary Results of Self Tender Offer Announced
October 28, 2013
-25%
Poor Q2 2015 Results Announced
February 4, 2015
-21%
Company Receives Non-Compliance Letter from NASDAQ
September 30, 2016
-13%
Board Supposedly Begins Laying Groundwork for "Transformation Plan"
January 2020
LifeVantage Expands in Asia, Launching Operations in Taiwan
June 26, 2018
Steve Fife Appointed CEO
February 2, 2021
Group Files Definitive Proxy
September 25, 2023
LifeVantage Announces "Transformation Plan"
January 19, 2023
+5%
Sudbury Capital Files 13D
September 6, 2022
$16
$14
$12
$10
$8
$6
$4
$2
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023

Source: Bloomberg. Company press releases.
Stock price calculated from the following dates (ordered left to right): October 25, 2013-November 22, 2013; February 3, 2015-March 3, 2015; September 29, 2016-October 28, 2016; January 18, 2023-February 17, 2023; May 12, 2023-June 9, 2023.

The Board and its "Transformation Plan" Do Not Deserve Credit for Short-Term Performance

Despite claims that the Board's "transformation plan" is working, the Company reported a drop in earnings per diluted share from $0.79 in fiscal year 2020 to $0.20 per share in fiscal year 2023.



Declining Earnings Per Share (FY 2014 – 2023)
Company's purported "transformation" period
$1.00
$0.75
$0.50
$0.25
$0.00
$0.71
$0.49
$0.42
$0.11
$0.41
$0.50
$0.79
$0.90
$0.24
$0.20
73% YoY decrease
17% YoY decrease
2014*
2015*
2016
2017
2018
2019
2020
2021
2022
2023

Source: Bloomberg. Company's earnings press releases.
*Adjusted to account for 7:1 reverse stock split that took place on October 19, 2015.

LifeVantage's Sales Force Has Been in Perpetual Decline

- LifeVantage's sales force is centered around its "independent consultants," who are responsible for selling the Company's products directly to customers via their own networks.
- The Company's success is largely tied to its independent consultants' ability to attract and retain customers as well as the Company's ability to attract and retain independent consultants.
- However, LifeVantage's independent consultant base has been in rapid decline. In 2023 alone, LifeVantage has lost over 14% of its active independent consultants.
  - This reduction in active independent consultants led to a loss of 4,000 customers in 2023.
- We believe these declines in independent consultants and customers can be attributed to Board mismanagement, further underscoring the need to install proven operators in LifeVantage's boardroom.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-Q

QUARTERLY REPORT UNDER SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2023

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ________ TO ________

Commission file number 001-35647

LIFEVANTAGE CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)

90-0224471 (IRS Employer Identification No.)

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are a company focused on nutrigenomics, the study of how nutrition and naturally occurring compounds affect human genes to support good health. We are dedicated to helping people achieve their health, wellness and financial goals. We provide quality, scientifically-validated products to customers and independent consultants as well as a financially rewarding commission-based direct sales opportunity to our independent consultants. We engage in the identification, research, development, formulation and sale of advanced nutrigenomic activators, dietary supplements, nootropics, pre- and pro-biotics, weight management, skin and hair care, bath & body, and targeted relief products. We currently sell our products to customers and independent consultants in two geographic regions that we have classified as the Americas region and the Asia/Pacific & Europe region.

The success and growth of our business is primarily based on the effectiveness of our independent consultants to attract and retain customers in order to sell our products and our ability to attract and retain independent consultants. When we are successful in attracting and retaining independent consultants and customers, it is largely because of:

- Our products, including our flagship Protandim® family of scientifically-validated dietary supplements, LifeVantage® Omega+, ProBio, IC Bright®, Daily Wellness, Rise AM, Reset PM, and D3+ dietary supplements, our line of Nrf2 enhanced TrueScience® skin, hair, bath & body, and targeted relief products, Petandim®, our companion pet supplement formulated to combat oxidative stress in dogs, Axio®, our nootropic energy drink mixes, and PhysIQ, our smart weight management system;
- Our sales compensation plan and other sales initiatives and incentives; and
- Our delivery of superior customer service.

> *"The success and growth of our business is primarily based on the effectiveness of our independent consultants' [ability] to attract customers and sell our products and our ability to attract new and retain existing independent consultants."*

Source: Company 10-Q dated May 4, 2023.

LifeVantage's Declining Sales Force Threatens Stockholder Value


Total Active Independent Consultants
75,000
70,000
65,000
60,000
55,000
50,000
26% decline
2018
2019
2020
2021
2022
2023
Total Active Customers
120,000
110,000
100,000
90,000
80,000
70,000
60,000
16% decline
2018
2019
2020
2021
2022
2023
Total Active Accounts
200,000
175,000
150,000
125,000
100,000
20% decline
2018
2019
2020
2021
2022
2023

Despite claiming to initiate a "transformation plan" three years ago, LifeVantage's sales force, customer base and accounts have rapidly declined.

Source: Company 10-K dated August 28, 2023.

Questionable Capital Allocation Decisions: A 10-Year, $30 Million Deal with Real Salt Lake

LifeVantage inked a 10-year, $30 million deal with the MLS team Real Salt Lake that allowed use of the Company's logo around the stadium and during TV broadcasting of the games.



SALT LAKE VS
LifeVantage
LIFEVANTAGE.COM
WINGERT



LifeVantage

> *"The 10-year, $30M deal is 'one of the league's largest' and was completed 'in just over a month.' The value of the deal is about $1.3M more per year than the team's naming-rights deal to Rio Tinto Stadium, and 'three times more per year than what was being paid by Xango' (previous sponsor)."*

Street & Smith's SBJ SPORTS BUSINESS JOURNAL



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2023

☐ TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: 001-35647

LIFEVANTAGE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware — 90-0224471

3300 N. Triumph Blvd, Suite 700
Lehi, Utah 84043

(801) 432-9000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001	LFVN	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

> *"Marketing and event costs also include expenses associated with our sponsorship of the Major League Soccer team, Real Salt Lake. Once our agreement with Real Salt Lake ends, our marketing and event costs will materially decrease."*

LifeVantage

Company's 10-K dated August 28, 2023.

Clearly, this was a poorly thought-out investment, based on the drag on the Company's bottom line and its unwillingness to continue the sponsorship.

Source: Sports Business Journal, Real Salt Lake Announces LifeVantage Will Supplant Xango As Jersey Sponsor.

Questionable Capital Allocation Decisions: An 11-Year, $17 Million Office Lease Near Salt Lake

LifeVantage is paying a premium per square foot compared to the average asking price in the region and will pay an astounding $1.89 million in 2031 alone for just two floors of office space.

> "Average 2022 asking rent per square foot in Salt Lake city is $26.68, meaning that ***LifeVantage is paying a $2.53 premium per square foot***… Even for 'A and A+' office space, which their building is, average rent is $28.94, meaning that in 2022, ***LifeVantage was still paying a premium***."

CommercialCafe®

YOUR COMMERCIAL REAL ESTATE BLOG


3300 N Triumph Blvd., Lehi, UT

Terms of Lease

Year	Annual Rent
2021	$ 361,718.00
2022	$ 1,506,526.73
2023	$ 1,547,264.89
2024	$ 1,585,946.52
2025	$ 1,625,595.18
2026	$ 1,666,235.06
2027	$ 1,707,890.93
2028	$ 1,750,588.21
2029	$ 1,794,352.91
2030	$ 1,839,211.74
2031	$ 1,885,192.03
Total	**$ 17,270,522.20**

We question the Board's decision to commit to a $17.3 million lease for office space when the majority of its revenue-generating workforce are independent consultants.

Source: Traverse Ridge Center III Lease Summary (see here).

The LifeVantage Board Lacks Alignment with Stockholders

LifeVantage's CEO and the Entire Board Collectively Own Less Stock Than Our Group



Dayton Judd



Michael Lohner



Bradley L. Radoff

Collective Owners of

~12.8%

of LifeVantage Stock

VS.



Michael Beindorff
0.87%



Erin Brockovich
0.36%



Steve Fife
2.23%



Raymond Greer
0.65%



Cindy Latham
0.24%



Darwin Lewis
0.70%



Garry Mauro
1.49%

Our Group owns more stock than the entire Board combined… and almost all the shares owned by the current directors were not purchased but granted to them… despite the Company's horrible performance.

Source: Company's Form 4 filings.

The LifeVantage Board Has a Track Record of Excessive Stock Awards

The majority of LifeVantage stock that the Board owns was granted to them with 100% of certain directors' ownership consisting exclusively of stock awards.



Michael Beindorff
0.87%
71% of shares granted



Erin Brockovich
0.36%
100% of shares granted



Steve Fife
2.23%
100% of shares granted



Raymond Greer
0.65%
100% of shares granted



Cindy Latham
0.24%
100% of shares granted



Darwin Lewis
0.70%
90% of shares granted



Garry Mauro
1.49%
86% of shares granted

Concerning Lack of Ownership

x Of the 6.54% of stock the Board collectively owns, approximately 6% was granted to them through stock awards.

LifeVantage
GET ACTIVATED. FEEL BETTER. DO MORE.

Concerning Track Record of Awards

x During his 2.5-year CEO tenure, Steve Fife has been awarded ~283,000 shares without making a single purchase on the open market.

The Board's lack of holdings – the majority of which were granted to them – demonstrate a misalignment with LifeVantage long-suffering stockholders.

Source: Company filings.

The LifeVantage Board Has Excessive Director Tenure

Darwin Lewis



Director since 2017

6.5 years

-19% TSR

Michael Beindorff



Director since 2012

~12 years

-44% TSR

Garry Mauro



Director since 2008

15 years

-59% Chairman TSR

Mr. Mauro has served as Chairman for nearly 10 years and on the Board for more than 15 years – and appears intent on spending millions in stockholder resources to further entrench himself.

Source: Company's 2023 proxy statement. Bloomberg. Mr. Lewis TSR calculated from February 16, 2017 through August 10, 2023. Mr. Beindorff TSR calculated from January 10, 2012 through August 10, 2023. Mr. Mauro TSR calculated from November 13, 2013 through August 10, 2023.

Recent Board "Refreshes" Protect the Longest-Tenured Directors

LifeVantage has publicly lauded their "commitment to Board refreshment" – yet they have allowed their longest-tenured directors to remain on the Board and continue to oversee the destruction of stockholder value.



CURRENT DIRECTORS
Tenure
.5 6 9
1.5 7 10
2.5 8 11
3.5 9 12
4.5 10 13
5.5 11 14
6.5 12 15
9 directors
6 directors
6 directors
7 directors
7 directors
6 directors
Current 7 directors
Erin Brockovich
Steve Fife
Cindy Latham
2017
2018
2019
2020
2021
2022
2023
David Toole
George Metzger
Richard Okumoto
Darren Jensen
Vinayak Hegde
Tenure
2
6
5.5
4.5
4.5
RETIRED DIRECTORS

Source: Company filings.

Mr. Beindorff Was Previously the CEO of a Vitamin Company that was Forced to Declare Bankruptcy



Mr. Beindorff's concerning track record includes holding the CEO position of a public company when it had to declare bankruptcy

- The Company touts Mr. Beindorff as an "accomplished leader," but a closer look at his professional background suggests he has overseen the destruction of value for other companies he has led.
- A year after its IPO, vitamin company PlanetRx.com ("PlanetRx") went from trading at $26 per share to $0.28 per share – under Mr. Beindorff's leadership.
- In just over two years, PlanetRx went from IPO to bankruptcy and liquidation, facing more than a dozen securities lawsuits claiming that the company gave false and misleading information to prospective investors.

MR. MICHAEL A. BEINDORFF. Mr. Beindorff has been an independent member of our Board since January 2012. He is an accomplished leader and director with diverse experience in transformational leadership, public, private and not-for-profit board service, general management, strategic planning, digital transformation, marketing, and branding and operations across a variety of business environments large and small. Since 2022, Mr. Beindorff has been Managing Partner of BJ Capital Partners, a firm focused on syndicating investments in multi-family and other commercial real estate properties. He has also served on the board of The World Poker Tour, from 2004 to 2010, and the board of the California Higher Education Loan Authority, from approximately 2003 to 2006, among other board and advisory roles. Prior to his role with BJ Capital Partners, Mr. Beindorff was principal and president of Far Niente Group, a management consultancy and private investment entity, a position he held from 2008 until 2022. From 2004 to 2008, he served as Chief Operating Officer of Exclusive Resorts, a private club for luxury travel experience. From 2002 to 2004, he served as P[illegible] and President of the Greentree Group, a management consultancy focused on helping clients build strong brands and ef[illegible]tive busine[illegible] models. From 1999 to 2002, he served first as President and COO and then as Chairman and Chief Executive Officer [illegible] PlanetRx.com, an internet pharmacy and on-line health portal. From 1995 to 1999, he served as Executive Vice President of Marketing[illegible] Operations and Product Management for VISA. Previously, he held various positions leading global advertising, marketing and brand [illegible]agement [illegible]
... of [illegible]nce in Business
... [illegible]usiness School at
... [illegible]der of business sectors

The Washington Post

R.I.P. for PlanetRx

Add PlanetRx.com to the list of health Web sites considered terminal. Shares in the online pharmacy -- whose price hit $292 per share 18 months ago at the peak of the national dot-com spasm -- traded at less than 35 cents before it was delisted from the Nasdaq stock market in January. The company stopped filling prescription orders a few weeks ago and is selling off its Web site names to staunch further losses.

It's not the only e-pharmacy with no lights visible on its monitor. Drug Emporium, a national retail pharmacy chain, recently filed for bankruptcy, thanks to its failed online efforts. HealthCentral.com, a health content site that bought Drug Emporium's Web site in September as part of a plan to profit from electronic commerce, is facing a Nasdaq hearing that could result in its delisting. Sickly but expected to pull through is drugstore.com, PlanetRx.com's chief rival; it laid off more than 100 employees earlier this year to try to stay afloat.

R.I.P. for PlanetRx, The Washington Post (April 10, 2001).

Source: Company filings.

Mr. Mauro Features Inaccurate Information in His Proxy Bio Filed with the SEC



As a public company Chairman, Mr. Mauro should understand the importance of having a factually accurate proxy biography

- Mr. Mauro is a Texas politician with no apparent relevant experience in multi-level marketing, wellness/consumer products, finance, audit or capital allocation.
- Further, a public record search shows that he apparently has not been a registered financial professional with FINRA or the SEC since 2021 despite claims of being a licensed stockbroker in his proxy bio.
- Additionally, there is no evidence of Mr. Mauro being at EnTrust since 2021.

MR. GARRY MAURO. Mr. Mauro has been an independent member of our Board since April 2008 and has served as the Chairman of the Board since November 2013. Mr. Mauro has been a practicing attorney out of Texas since 1973 and out of the District of Columbia since 2016, where he is the Managing Partner of Mauro, Archer and Associates, LLC and of Mauro, Archer, O'Neil, LLP, each of which is a D.C.-based law firm. He is also a licensed stockbroker. Mr. Mauro has been a Managing Director of EnTrust Global, a New York-based hedge fund, since 2005, and currently serves as a Senior Advisor. He has worked for over 30 years at the local, state and national levels on behalf of both private and public sector entities. From 1983 to 1999, he served as Commissioner of the Texas General Land Office overseeing the management of more than 20 million acres of state land, 18,000 oil and gas wells, and the state's benefit program for Veterans. During his tenure as Commissioner, he also chaired the Veterans Land Board, the School Land Board, the Parks and Wildlife Board For Lease, the Texas Department of Corrections Board For Lease, the Permanent University Fund Board For Lease, the Coastal Coordination Council and the Texas Alternative Fuels Council and co-chaired the Sustainable Energy Development Council. He has received numerous honors and awards for his civic and philanthropic contributions in environmental, political and business arenas, including the "Man of the Year Award" from the Texas League of Women Voters and the "Rising Star of Texas Award" from Texas Business Magazine. In 1998, he was the Texas Democratic Party nominee for Governor. Mr. Mauro's broad range of expertise brings to our Board experience in management and operations as well as strong leadership and oversight. The Board believes that Mr. Mauro's extensive legal and political experience and dedicated philanthropic and leadership efforts in sustainability and environmental initiatives qualifies him to be on the Board.


Hillary
GREEN COUNT
CRATS
GARRY MAURO - CHAIRMAN
MAURO MAKES STOP FOR CLINTON

GARRY PAUL MAURO MR.

CRD#: 4753215

PR Previously Registered Broker

PR Previously Registered Investment Adviser


ELECT
GARRY
MAURO
for
GOVERNOR
1 9 9 8

Source: Company filings. Broker Check (see here).

The Board's Audit Committee Lacks Apparent Audit Experience

We believe the Audit Committee – Messrs. Beindorff, Lewis and Mauro – should be held responsible for LifeVantage's poor capital allocation decisions.



Darwin Lewis

- x No audit experience
- x No financial experience
- x No capital allocation experience



Michael Beindorff

- x No audit experience
- x No financial experience
- x No capital allocation experience



Garry Mauro

- x No audit experience
- x No financial experience
- x No capital allocation experience

<u>LifeVantage Corporation Audit Committee Charter</u>

<u>MEMBERSHIP OF COMMITTEE</u>

- The Committee shall have at least three (3) members at all times.
- Each member of the Committee shall be (1) independent as that term is defined in Section 10A(m) of the Securities Exchange Act of 1934 (the "<u>Exchange Act</u>"), and the applicable rules and regulations ("<u>Regulations</u>") of the SEC and (2) independent as that term is defined in the rules and regulations of NASDAQ from time to time.[1]
- No member of the Committee shall:
  - have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the three years prior to such member's appointment to the committee;
  - have accepted any consulting, advisory, or other compensatory fee, directly or indirectly, from the Company, other than in his or her capacity as a member of the Committee, the Board, or any other committee of the Board; or
  - be an affiliate of the Company or any subsidiary of the Company, other than a director who meets the independence requirements of the SEC and NASDAQ.
- At least one member of the Committee shall be an "audit committee financial expert," as that term is defined in the Regulations.[2] All members of the Committee shall be financially literate, shall have a practical knowledge of finance and accounting and be able to read and understand fundamental financial statements from the time of their respective appointments to the Committee. In addition, members may be required to participate in continuing education to the extent mandated by applicable law, the Company's Corporate Governance Guidelines or NASDAQ.

We find it especially concerning that Mr. Lewis serves as Audit Committee Chair when he is a sales and operations executive with no apparent financial or audit experience.

Source: Company proxy statement.

Questionable Related Party Transactions: Contract with Gig Economy Group

- David Toole served on LifeVantage's Board for two years, from 2016-2018.
- In 2017, LifeVantage entered into a contract with Gig Economy Group ("GEG"), Mr. Toole's company, for "outsourced software application development services."
- In 2019, LifeVantage stated that "**two members of the Company's board of directors serve on the Gig Economy Group board of directors**" – but failed to tell stockholders who those directors were.
- In 2020, this agreement somehow became an "equity investment," with Gig Economy Group issuing stock to LifeVantage.


David Toole
Unnamed Director
Unnamed Director

> "We recognized an impairment of $2.2 million on our investment in Gig Economy Group during fiscal year 2022 **as we determined our investment in GEG had declined significantly as a result of the business.**"

LifeVantage

Company's Form 10-K dated August 28, 2023.

In our view, the Board must explain why the Company entered into an agreement with a Board member's company, recognized an impairment related to the investment and concealed the GEG directors' identities.

Source: Company filings.

Related Party Transactions Raise More Questions Than Answers

This $2.2 million impairment raises numerous questions regarding the Company’s governance practices, including:

1. Why has the Company **not been forthright in providing investors with a clear picture** of what transpired with Gig Economy Group?

2. Why would the Company **contract with a sitting director** for a service that could be done for cheaper by an independent provider?

3. Why has the Company **failed to disclose** which of its sitting directors also sit on the board of Gig Economy Group?

4. Will the Board agree **to release the names of the sitting directors who served on the board of Gig Economy Group?**

5. Will it also agree to **provide investors with a clear picture** of how its investment in the company became impaired?

GigEconomyGroup

LifeVantage and Gig Economy Group Partner to Transform Sales Through Artificial Intelligence

New sales enablement technology changes the way companies and associations can engage and support sales teams and members in a time of digital transformation

Convertible Note Receivable

The Company entered into a convertible promissory note agreement with Gig Economy Group, Inc. ("GEG") pursuant to which the Company agreed to loan to GEG up to an aggregate of $2.0 million in a series of loan installments, evidenced by a convertible promissory note having a maturity date of May 31, 2019 ("Convertible Note"). The Convertible Note accrued interest at a rate of 8% per annum, compounded annually. On May 17, 2019, the Company and GEG entered into an amendment agreement to extend the maturity date of the Convertible Note to December 31, 2019. In all other aspects, the Convertible Note remained unchanged from the original agreement. Pursuant to a Common Stock Purchase Agreement between the Company and GEG dated December 16, 2019, GEG issued to the Company 1,000,000 shares of GEG’s common stock, par value $0.0001 per share, in consideration for conversion and cancellation of all principal, interest and other amounts due under the Convertible Note (representing $2.2 million in aggregate consideration).

Equity Securities under ASC 321

At December 31, 2019, the Company held a minority interest (less than 20%) in GEG, accounted for under ASC 321, *Investments - Equity Securities* ("ASC 321"), which is included in equity securities in the condensed consolidated balance sheets. Dividends received are reported in earnings if and when received. The Company reviews securities individually for impairment by evaluating if events or circumstances have occurred that may indicate the fair value of the investment is less than its carrying value. If such events or circumstances have occurred, the Company estimates the fair value of the investment and recognizes an impairment loss in other expense, net on the condensed consolidated statements of operations and comprehensive income equal to the difference between the fair value of the investment and its carrying value. The estimated fair value of the investment is determined using unobservable inputs including assumptions by GEG's management and quantitative information such as lower valuations in recently completed or proposed financings. These inputs are classified as Level 3.

Equity securities held by the Company lack readily determinable fair values and therefore the securities are measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar equity securities of the same issuer. During the fourth quarter of fiscal year ended June 30, 2022, the

Company determined its investment in GEG had declined significantly as a result of the business failing to achieve profitability due to weak market conditions for its products. The Company recorded non-cash impairment charges of $2.2 million related to these equity securities the fiscal year ended June 30, 2022. The carrying amount of equity securities held by the Company without readily determinable fair values was zero at June 30, 2023 and 2022.

Source: Company filings, Gig Economy Group Press Release: LifeVantage and Gig Economy Group Partner to Transform Sales Through Artificial Intelligence (June 21, 2018).

Worst-In-Class Governance: Entrenchment Tactics and Anti-Stockholder Actions

The Board continues to spend stockholder capital to adopt entrenchment and defense tactics, rather than engage constructively with significant investors to address our concerns.

1 Adoption of a Poison Pill

- Adopted Poison Pill in response to our Group's nominations that has a low 12% primary trigger.
- Hinders efforts to enact governance changes.

2 Repeated Violations of SEC Rules

- Failed to provide adequate notice of record date, in violation of Rule 14a-13(a)(3).
- Failed to timely file solicitation communications, in violation of Rule 14a-6.
- Included false information in Mr. Mauro's bio, in violation of Rule 14a-9.

3 Alleged Frivolous Deficiencies with Nominations

- Apparent attempt to entrench current directors and drive up the cost of our efforts to improve LifeVantage.

4 No Action By Written Consent

- Reduces accountability of directors and management.

5 Sent Threatening Letter to Nominee's Employer

- This was an apparent attempt to intimidate and discourage Mr. Lohner from serving as a nominee.

6 No Stockholder Ability To Fill Vacancies

- Eliminates accountability and helps preserve status quo.

Worst-In-Class Governance: Repeated Violations of SEC Rules

The Board has taken multiple actions that show an apparent disregard for both securities law and stockholder interests:

Violated SEC Rule 14a-13(a)(3)

Failed to provide adequate notice of the record date for the upcoming Annual Meeting

- **How this benefits the Board:** the Board appears to have intentionally manipulated the Company's corporate machinery to influence the voting outcome at the upcoming Annual Meeting.
- **How this hurts stockholders**: we are concerned that the Board may have intentionally manipulated the record date in an attempt to facilitate placing shares into friendly hands or otherwise game the system in the Company's favor.

Violated SEC Rule 14a-6

Failing to properly file certain stakeholder communications with the SEC

- **How this benefits the Board:** the Board appears to have intentionally failed to timely file certain communications, such as robocalls it has made to investors, in an effort to sway how stockholders will vote at the upcoming Annual Meeting.[1]
- **How this hurts stockholders:** by not being transparent about their solicitation efforts, the Company is creating an unlevel playing field for stockholders. What other solicitation communications has the Company failed to timely file?

1. Company's DEFA14A filing (see here) dated October 10, 2023.

The Path Forward: Independent Directors With Track Records of Value Creation Who Will Act in Stockholders' Best Interests

Meet the Radoff-Sudbury Nominees

Our director candidates would bring additive experience and stockholder perspectives to the Board, which we believe would help end the decade of value destruction at LifeVantage.



Dayton Judd

- ✓ Meaningful LifeVantage stockholder
- ✓ Public company financial expert
- ✓ Consumer wellness product experience
- ✓ Audit chair experience
- ✓ Experienced public company board member
- ✓ Delivered 1,951% in TSR while CEO of FitLife Brands

Mr. Judd would bring valuable audit, corporate finance and capital allocation experience to the LifeVantage Board.



Michael Lohner

- ✓ Significant direct selling expertise
- ✓ Corporate finance and capital allocation expertise
- ✓ C-suite executive
- ✓ Experienced public company board member
- ✓ Track record of value creation
- ✓ Experienced investor

Mr. Lohner would bring valuable direct selling, corporate finance and capital allocation experience to the LifeVantage Board.



Bradley L. Radoff

- ✓ Meaningful LifeVantage stockholder
- ✓ Audit chair experience
- ✓ Experienced public company board member
- ✓ Consumer goods industry experience
- ✓ Private and public engagements have delivered sizable returns for stockholders
- ✓ Delivered 239% in TSR while director at VAALCO Energy

Mr. Radoff would bring valuable perspectives as a meaningful stockholder with a track record of value creation to the LifeVantage Board.

Source: Bloomberg. FTLF TSR calculated from February 18, 2018-October 6, 2023; EGY TSR calculated from June 25, 2020-January 28, 2022.

Our Nominees vs. Targeted Directors

Our slate of nominees possess the right mix of relevant skills and experience that the targeted directors lack.

	Prior Audit Committee Experience	Capital Allocation Experience	Prior Public Board Experience	Wellness/Direct Selling Experience	Prior C-Suite Experience	Significant Stockholdings
Dayton Judd 	✓	✓	✓	✓	✓	✓
Michael Lohner 		✓	✓	✓	✓	
Bradley Radoff 	✓	✓	✓	✓		✓
Darwin Lewis 					✓	
Michael Beindorff 					✓	
Garry Mauro 						

Source: The Group and the Company's proxy statement.

Dayton Judd

We believe that Mr. Judd's more than 20 years of operational, management and corporate finance experience across multiple industries, including his public company service, make him a valuable addition to the Board.



- Chairman and Chief Executive Officer of FitLife Brands, Inc. (NASDAQ: FTLF), a national provider of innovative and proprietary nutritional supplements and wellness products for health-conscious consumers.
- Audit Committee Chair of Optex Systems Holdings, Inc. (NASDAQ: OPXS), a manufacturer of optical sighting systems and assemblies.
- Experienced investor in multiple public and private direct selling companies over the past 10 years.
- Founder and Managing Member of Sudbury Capital Management, LLC, a provider of investment advisory services and significant stockholder of LifeVantage.
- Former Portfolio Manager for Q Investments, L.P., a multi-billion-dollar hedge fund.
- Former consultant at McKinsey & Company, Inc., a global management consulting firm.
- Former director of Otelco Inc. (formerly NASDAQ: OTEL), which operates and acquires rural local exchange carriers, and RLJ Entertainment, Inc. (formerly NASDAQ: RLJE), a premium digital channel company serving distinct audiences through its proprietary subscription-based digital channels.

FITLIFE BRANDS® OPTEX™ TRUE VISION RLJ Entertainment

Michael Lohner

We believe that Mr. Lohner's extensive experience as an investor in and executive of companies in the direct selling industry make him a valuable addition to the Board.



- President of Lohner Investments, LLC, a private investment firm.
- President, Chief Financial Officer and director of Direct Selling Acquisition Corp. (NYSE: DSAQ), a blank check company.
- Former consultant at Bain & Company, one of the world's premier management consulting firms.
- Former Chairman and Chief Executive Officer of Stella & Dot, LLC (a/k/a S&D Retail), a leading technology-enabled social selling platform and fashion accessories business.
- Previously served as Co-Founder, Chief Strategy Officer and Chief Revenue Officer of DOSH, Inc., a leading card-linked cash-back app.

Bradley L. Radoff

We believe that Mr. Radoff's financial and investment expertise together with his perspective as a significant stockholder of the Company and public company board experience make him a valuable addition to the Board.



- Successful private investor.
- Previously served as a Portfolio Manager at Third Point LLC, a registered investment advisory firm.
- Served as a director of Citadel Investment Group LLC, a global financial institution.
- Former Managing Director of Lonestar Capital Management LLC, a registered investment advisory firm.
- Current director of Farmer Bros. Co. (NASDAQ: FARM), a coffee roaster and wholesale equipment servicer and distributer of coffee, tea and allied products.
- Chair of the Audit Committee, member of the Nominating/Governance and Compensation Committees of Enzo Biochem, Inc. (NYSE: ENZ), an integrated diagnostics, clinical lab and life sciences company.
- Member of the Audit, Compensation and Nominating and Corporate Governance Committees of Harte Hanks, Inc. (NASDAQ: HHS), a leading global customer experience company.

THIRD POINT

CITADEL

Farmer Brothers

Our Vision to Improve LifeVantage

Our director candidates are committed to acting in stockholders' best interests and working diligently to improve LiveVantage's governance and financial performance, by taking actions that include:

- Encouraging our fellow directors to purchase stock on the open market
- Committing to better capital allocation practices, including returning capital to stockholders through share repurchases and dividends
- Encouraging meaningful engagement with *all* stockholders
- Holding management accountable to meet 10-12% EBITDA margin target
- Encouraging the repeal of certain anti-stockholder actions, including the Poison Pill
- Refocusing LifeVantage on retaining and attracting consultants and customers to improve sales
- Overseeing a viable strategic expansion in high growth markets
- Reassessing equity compensation practices to ensure sustainability and alignment with stockholders

Vote the

BLUE Proxy Card



We Urge Stockholders to Vote for the Radoff-Sudbury Group's Director Candidates on the BLUE Proxy Card Ahead of LifeVantage's Upcoming Annual Meeting

Appendix: Director Candidate Bios

Dayton Judd

Dayton Judd has served as the Chief Executive Officer of FitLife Brands, Inc. (NASDAQ: FTLF) ("FitLife"), a national provider of innovative and proprietary nutritional supplements and wellness products for health-conscious consumers, since February 2018, and founder and Managing Member of Sudbury Capital Management, LLC, a provider of investment advisory services, since 2012. Prior to that, he served as a Portfolio Manager for Q Investments, L.P., a multi-billion-dollar hedge fund, from 2007 through 2011, and held various positions at McKinsey & Company, Inc., a global management consulting firm, from 1996 to 1998 and again from 2000 to 2007. Mr. Judd currently serves as Chairman of FitLife, where he has served as a director since 2017, and has also served as a director of Optex Systems Holdings, Inc. (NASDAQ: OPXS), a manufacturer of optical sighting systems and assemblies, since October 2022, where he also serves as Audit Committee Chair. He previously served on the board of directors of Otelco Inc. (formerly NASDAQ: OTEL), which operates and acquires rural local exchange carriers, from May 2019 until the sale of the company in March 2021, and RLJ Entertainment, Inc. (formerly NASDAQ: RLJE), a premium digital channel company serving distinct audiences through its proprietary subscription-based digital channels, from 2015 until the sale of the company in October 2018. Mr. Judd is a Certified Public Accountant. He received an M.B.A. with high distinction from Harvard Business School, where he was a Baker Scholar, and earned his M.S. and B.S., summa cum laude, in Accounting from Brigham Young University.



Michael Lohner

Michael Lohner currently serves as President and Chief Financial Officer of Direct Selling Acquisition Corp. (NYSE: DSAQ), a blank check company formed for the purpose of effecting a business combination, since July 2021, and as a director since September 2021, and currently serves as President of Lohner Investments, LLC, a private investment firm, since founding it in 2001. Previously, Mr. Lohner served as Chief Executive Officer of Stella & Dot, LLC (a/k/a S&D Retail), a leading technology enabled social selling platform and fashion accessories business, from 2007 to 2009, and then as Chairman from 2009 to November 2022. Mr. Lohner also previously served as Co-Founder, Chief Strategy Officer and Chief Revenue Officer of DOSH, Inc., a leading card-linked cash-back app, from 2016 until its sale in March 2021. Earlier in his career, Mr. Lohner served as President and Chief Executive Officer for Home Interiors and Gifts, Inc., a private equity-owned home décor direct sales company, and Chief Executive Officer for Evergreen Alliance Golf, Ltd., a golf course development and management company. Prior to that, Mr. Lohner served as a consultant at Bain & Company, one of the world's premier management consulting firms. Mr. Lohner currently serves on the board of directors of Exigo Holdings, LP, a direct selling technology provider, and TVC Marketing Associates, Inc. (d/b/a TVC Pro-Driver), a trucking services provider that has used a direct selling model for distribution. Mr. Lohner received an M.B.A. from the Stanford University Graduate School of Business, where he was an Arjay Miller scholar, and a B.A. in Economics from Brigham Young University.



Bradley L. Radoff

Bradley L. Radoff is successful private investor. Previously, Mr. Radoff served as Principal of Fondren Management LP, a private investment management company, from 2005 to December 2021. Mr. Radoff previously served as a Portfolio Manager at Third Point LLC, a registered investment advisory firm, from 2006 to 2009. He also served as Managing Director of Lonestar Capital Management LLC, a registered investment advisory firm, from 2003 to 2004. Mr. Radoff also previously served as a director of Citadel Investment Group LLC, a global financial institution, from 2000 to 2003. Mr. Radoff has served as a director of Farmer Bros. Co. (NASDAQ: FARM), a coffee roaster and wholesale equipment servicer and distributer of coffee, tea and allied products, since October 2022; as a director of Enzo Biochem, Inc. (NYSE: ENZ), an integrated diagnostics, clinical lab and life sciences company, since January 2022, where he also serves as Chair of the Audit Committee and as a member of the Nominating/Governance and Compensation Committees; and as a director of Harte Hanks, Inc. (NASDAQ: HHS), a leading global customer experience company, where he also serves as a member of the Audit, Compensation and Nominating and Corporate Governance Committees, since May 2021. Mr. Radoff previously served as a director of VAALCO Energy, Inc. (NYSE: EGY), a Texas-based independent energy company, where he also served as a member on the Audit, Compensation and Nominating and Corporate Governance Committees, from June 2020 to January 2022, Support.com, Inc. (formerly NASDAQ: SPRT), a leading provider of cloud-based software and services, where he also served as a member on the Audit, Compensation and Nominating and Corporate Governance Committees, from June 2016 until its merger in September 2021, and Pogo Producing Company (formerly NYSE: PPP), an oil and gas exploration, development and production company, from March 2007 until the completion of its sale to Plains Exploration & Production Company in November 2007. Mr. Radoff graduated summa cum laude with a B.S. in Economics from The Wharton School at the University of Pennsylvania.

